Filed pursuant to Rule 433

September 3, 2013

Relating to

Preliminary Prospectus Supplement dated September 3, 2013 to

Prospectus dated November 30, 2010

Registration Statement No. 333-170876

MetLife, Inc.

Final Term Sheet

$999,886,000 4.368% Series D Senior Debentures

Issuer:	MetLife, Inc. (“Issuer”)

Securities:	4.368% Series D Senior Debentures (“Series D Debentures”)

Aggregate Principal Amount:	$1,000,000,000

Remarketed Principal Amount:	$999,886,000

Maturity Date:	September 15, 2023[1]

Pricing Date:	September 3, 2013

Settlement Date:	September 10, 2013

Interest Rate and Interest Payment Dates:	4.368% per annum from, and including, September 15, 2013. Interest on the Series D Senior Debentures will be paid on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2013.

[1]	The Series D Debentures will have an initial maturity of June 15, 2024, which, effective September 11, 2013, will be adjusted to September 15, 2023.

First Interest Payment Date following the Remarketing:	December 15, 2013

Anticipated Ratings:*	S&P: A- (stable)

Moody’s: A3 (negative)

Fitch: A- (stable)

Benchmark Treasury:	UST 2.5% due August 15, 2023

Spread to Benchmark Treasury:	T + 145 bps

Benchmark Treasury Price and Yield:	(97-00) 2.848%

Yield to Maturity:	4.298844439%

Ranking:	Senior Unsecured

Redemption:	The Issuer will not have the right to redeem any Series D Debentures before September 11, 2015. On and after September 11, 2015, the Series D Debentures will be redeemable at the Issuer’s option, in whole or in part, at any time and from time to time at a price payable in cash equal to the “Debenture Redemption Price” calculated as described in the preliminary prospectus supplement dated September 3, 2013.

CUSIP / ISIN:	CUSIP: 59156R BB3

ISIN: US59156RBB33

Price to the Public:	100.5% of the remarketed principal amount

Remarketing Fee to Remarketing Agents:	0.45%

Remarketing Agents:	Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC, ANZ Securities, Inc., BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBS Securities Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., U.S. Bancorp Investments, Inc., CastleOak Securities, L.P., Guzman & Company, Loop Capital Markets LLC, MFR Securities, Inc., The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

All terms used and not otherwise defined in this term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement dated September 3, 2013.

The Issuer has filed a registration statement, including a prospectus, and preliminary prospectus supplement, with the SEC for the remarketing to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this remarketing. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, or any Remarketing Agent participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at (800) 503-4611, by calling Citigroup Global Markets Inc. toll free at (800) 831-9146, by calling Credit Suisse Securities (USA) LLC toll free at (800) 221-1037, by calling HSBC Securities (USA) Inc. toll free at (866) 811-8049 or by calling Morgan Stanley & Co. LLC toll free at (866) 718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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